FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

June 26, 2003

Hanson PLC Trading Statement

Hanson PLC, the international building materials company, is issuing this trading statement in advance of the July 31, 2003 announcement of its interim results for the six months ended June 30, 2003.

Summary
As indicated at the AGM in May, in the year to date increased trading profit in the UK and Australia has partially offset weather and exchange related decline in North America.

Since then, the group has completed the first stage of its pension funding review and can confirm that it is increasing its 2003 SSAP24 charge by approximately £25 million for the year.

Largely as a result of these increased pension costs and currency effects, first half results are anticipated to be down on the prior year pre-tax, pre-exceptional total of £145.1 million. Despite these factors and although it is still early in the construction season, the second half is anticipated to be more resilient.

Trading update
UK trading profit in the year to date has benefited from improved brick volumes and stronger pricing across all major products. Aggregates volumes are, though, well behind the prior year; this reflects both unusually strong volumes at the start of 2002 prior to the introduction of the Aggregates Levy and Hanson's relatively heavy presence in the South West and South East, where commercial activity has been slowing. However, asphalt volumes are currently ahead of the prior year and ready-mixed concrete volumes are broadly flat.

In Australia, continuing strong price improvement and solid demand levels will contribute to very strong first half trading profit growth, while in Spain higher aggregates volumes and prices will also contribute to improved trading profit.

The AGM statement outlined the unusually cold winter and wet spring experienced in many parts of North America. This has inevitably affected shipments in all product areas. As a result, aggregates volumes are currently approximately 6% down on the prior year. This is an improvement on the position at the end of the first quarter, indicating that some catch-up has occurred thanks to better weather more recently, but underlying trading remains subdued. As a consequence, although price increases have generally been achieved in aggregates and concrete products, they are smaller than in previous years.

$/£ currency impact
First half 2002 results in North America were translated into sterling at an average exchange rate of $1.44/£1. To illustrate the impact of the US dollar's current weakness on reported trading profit (post-goodwill), had these North American trading results been translated into sterling at the first half 2003 forecast rate of $1.60/£1 they would have been approximately £11 million lower.

Asbestos
New asbestos claimants for the first half of 2003 will total approximately 21,000, 3,000 less than the preceding six month period. The total includes 11,000 claimants in Mississippi which relate to claims filed in advance of the enactment of new legislation more favourable to defendants which was introduced on December 31, 2002.

Resolutions during the period have fallen to approximately 5,000 (from 17,000 in the second half of 2002), reflecting the absence of significant settlements or dismissals of mass claims during the period. Hanson subsidiaries continue to settle only where there is just cause.

Since the year end, Hanson has decided to adopt a more conservative approach to recording claimants who have filed against two Hanson subsidiaries. All such claimants are now counted twice in arriving at total outstanding claimants.

Consequently, the outstanding claimants now include an additional 22,000 claimants in Ohio who have filed claims against two Hanson subsidiaries (i.e. 44,000 claimants out of the total). Approximately 99% of these claimants are believed to allege non-malignant diseases; the majority of their claims were filed over five years ago and allege exposure at sites where no Hanson subsidiary products are believed to have been used or made. This reflects the spurious nature of the vast majority of the claims made by these and many other outstanding claimants. With approximately 40% of its total outstanding claimants in Ohio, Hanson welcomes the recent Ohio Senate tort reform moves designed to help reduce future claims of this nature in this State.

Using this new basis of calculation, total outstanding claimants have risen from 81,500 at year end 2002 to approximately 120,000 currently. No reduction has been made to this total for claims which could be considered inactive.

Nationally, the overwhelming majority of new and outstanding claimants allege non-malignant diseases, have not established any link to a former Hanson subsidiary's products and are filed against up to approximately 200 defendants. The impact of legislation in New York, Mississippi and Texas, and similar potential developments in other States such as Ohio, should help to reduce the number of new claimants over time.

The forecast gross cost of resolving asbestos related claims in the first six months of 2003 is approximately $20 million (the net cost, after insurance recoveries and tax benefit, is forecast to be approximately $2 million). This gross cost compares to $22 million in the previous six months and $15 million in the first six months of 2002.

Annualised gross spend is thus currently running at approximately $40 million. This compares with an annualised rate of $30 million as of September last year. Recent settlement experience has confirmed that some of the higher costs experienced in the fourth quarter of 2002 may persist.

Based on recent trends and on Hanson's expectations for the balance of this year, and ignoring the potential for Federal tort reform, the group therefore believes that it is prudent to revise its provision for the estimated cost of resolving current and probable future asbestos related claims over the next 8 years.

At year end 2002, this liability, before expected insurance recoveries of $112 million, totalled $235 million. After first half utilisation of approximately $20 million, Hanson expects to record a non-cash exceptional charge at the half year to increase the provision for this liability from $215 million to approximately $320 million. Net of tax benefit, this exceptional charge will total approximately $64 million (£40m).

NB All figures in the above asbestos comments have been rounded and may be subject to revision following completion of the period to June 30th, 2003

Funding
During the period, Hanson has successfully increased its liquidity and lengthened the maturity profile of its debt. It has issued $750 million of SEC registered global 10 year bonds with a coupon of 5.25%, replacing a 7.375% bond which matured in January 2003, signed a £200 million bilateral 5 year floating rate financing and extended a £260 million syndicated bank facility for a further 364 days, with the option to extend for a further year at Hanson's choice.

This c.£900 million of term funding represents almost 80% of net debt at year end 2002 and illustrates the group's ability to access debt financing even in the volatile capital markets conditions experienced this year.

Conclusion
The group remains focused on reducing costs, increasing cash flow generation and investing in the business to add value for its shareholders. Last week's reorganisation will assist in these objectives and illustrates the group's desire to drive maximum operating efficiency. In addition, with half-year net debt, on the basis of current exchange rates, forecast to be marginally below the year end 2002 level and near-term financing needs met, the group is well positioned to generate growth through higher levels of capital expenditure and bolt-on acquisitions.

Inquiries:        Justin Read
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

Notes:
1. Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal product is bricks and its operations are in North America, the UK, continental Europe, Australia and Asia Pacific.
2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
3. High-resolution Hanson images are available to download from the media centre on Hanson's website and from
   www.newscast.co.uk.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 26, 2003